United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form  20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING On February 25, 2021, at 12:30 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo, Toshiya Asahi and, in the exercise of ownership, the alternate member Mr. Iran da Cunha Santos. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors unanimously approved the following: “SHAREHOLDERS DEBENTURES – After clarifications provided by Messrs. Luciano Siani Pires and Eduardo Ajuz, Executive Manager of Treasury and Management of Shares, the Board of Directors approved, with the favorable report of the Financial Committee, the (i) proposal of amendment to the Private Deed Instrument of the 6th Issue of Shareholders Debentures (“Deed”) which aims to: (i.a) establish the possibility of the acquisition of the shareholders debentures by Vale; (i.b) clarify the calculation of the remuneration of the remaining debentures in the market in the case of the acquisition of a portion of the debentures by Vale; (i.c) adjust the publicity clause to be in line with future changes to current legislation; and (i.d) change the clause on sending periodic information to the trustee to provide for the release of the financial statements and periodic and occasional information on Vale's website, substantially in accordance with the table of amendments set out in Exhibit I to these minutes; (ii) call for the General Meeting of Debenture Holders of the 6th Issue of Vale (“AGD”), to be held within 25 calendar days counted from this approval, to resolve on changes in the Deed as per item (i) above; and (iii) execution of the 4th Addendum to the Deed, under the terms of the above items, as well as the implementation of all necessary acts or measures related and/or convenient to the realization of said AGD and execution of the Addendum to the Deed.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, February 25, 2021. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 02, 2021		Head of Investor Relations